UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Esanu, Warren H.

   605 Third Avenue
   New York, NY  10158
2. Issuer Name and Ticker or Trading Symbol
   Porta Systems Corp.
   PSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   November 1998*
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|11/20/|P   | |20,000*           |A  |$1.50      |50,000             |D     |                           |
1 per share                |98*   |    | |                  |   |           |                   |      |                           |
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
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Non-Qualified Stock Op|$3.85   |05/01|    | |           |   |     |04/30|Common Stock|2,000  |**     |2,000       |D  |            |
tions                 |        |/98  |    | |           |   |     |/08  |            |       |       |            |   |            |
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Non-Qualified Stock Op|$1.4188 |05/01|    | |           |   |     |04/30|Common Stock|2,000  |**     |2,000       |D  |            |
tions                 |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Non-Qualified Stock Op|$1.50   |05/08|    | |           |   |     |05/07|Common Stock|15,000 |**     |15,000      |D  |            |
tions                 |        |/97  |    | |           |   |     |/07  |            |       |       |            |   |            |
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Non-Qualified Stock Op|$3.25   |02/02|    | |           |   |     |02/01|Common Stock|15,000 |***    |15,000      |D  |            |
tions                 |        |/98  |    | |           |   |     |/04  |            |       |       |            |   |            |
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Series B Warrants     |$3.00   |1/98 |    | |           |   |     |12/31|Common Stock|10,000 |       |10,000      |I  |****        |
                      |        |     |    | |           |   |     |/02  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
* These shares are being purchased pursuant to the Company's Stock Purchase Program (the "Program"). The
date shown is the date of approval of the Program by the Company's board of directors. The agreement to purchase the shares was executed in December 1998 or January 1999. Payment for the shares are being made by an offset against director's
fees.
** These options are granted pursuant to the Company's 1996 Long-Term Incentive Plan, a 16b-3 plan, and are exercisable in
installments.
*** These options are granted pursuant to the Company's 1998 Non-Qualified Stock Option Plan, a 16b-3 plan, and are exercisable in
installments.
**** Owned by Elmira Realty Management Corp. Pension and Profit Sharing Plan (the "ERMC Plan"). Under the terms of the ERMC Plan, Mr. Esanu has sole voting and dispositive power with respect to the shares issuable upon the exercise of the
warrant.
SIGNATURE OF REPORTING PERSON
/s/ Warren H. Esanu
DATE
January 19, 1999